SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C. 20549
                         ______________________

                              SCHEDULE 13D

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
          TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                               RULE 13d-2(a)
                             (Amendment No. )

                        EastGroup Properties, Inc.
                            (Name of Issuer)

                              Common Stock
                     (Title of Class of Securities)

                               277276101
                             (CUSIP Number)

                           Mr. Matthew W. Kaplan
                           Rothschild Realty Inc.
                         1251 Avenue of the Americas
                          New York, New York  10020
                              (212) 403-3500
              (Name, address and telephone number of person
             authorized to receive notices and communications)

                           September 27, 1999
         (Date of event which requires filing of this statement)
                         ______________________

          If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule
13d-1(b)(3) or (4), check the following box  [ ].


                              Page 1 of 7 Pages

                                      13D
CUSIP No. 277276101
_____________________________________________________________________________
     (1)  NAME OF REPORTING PERSON    Five Arrows Realty Securities II L.L.C.
          I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON (ENTITIES ONLY)
_____________________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  [X]
                                                                    (b)  [ ]
_____________________________________________________________________________
     (3)  SEC USE ONLY
_____________________________________________________________________________
     (4)  SOURCE OF FUNDS
                  WC
_____________________________________________________________________________
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)                        [ ]
_____________________________________________________________________________
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION        Delaware
_____________________________________________________________________________
NUMBER OF      (7)  SOLE VOTING POWER  -0-
SHARES         ______________________________________________________________
BENEFICIALLY   (8)  SHARED VOTING POWER  3,181,920 (fn1)
OWNED BY       ______________________________________________________________
EACH           (9)  SOLE DISPOSITIVE POWER  -0-
REPORTING      ______________________________________________________________
PERSON WITH    (10) SHARED DISPOSITIVE POWER  3,181,920 (fn1)
_____________________________________________________________________________
      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON          3,181,920 (fn1)
_____________________________________________________________________________
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
_____________________________________________________________________________
      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)           16.66% (fn1)
_____________________________________________________________________________
      (14)  TYPE OF REPORTING PERSON
                  OO
_____________________________________________________________________________
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!
fn(1) Upon conversion of 2,800,000 shares of Series B Cumulative Convertible Preferred Stock held by the reporting person, which are convertible into Common Stock on a 1 for 1.1364 basis, subject to adjustment.

                              Page 2 of 7 pages

                                      13D
CUSIP No. 277276101
_____________________________________________________________________________
     (1)  NAME OF REPORTING PERSON     Rothschild Realty Investors IIA L.L.C.
          I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON (ENTITIES ONLY)
_____________________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  [X]
                                                                    (b)  [ ]
_____________________________________________________________________________
     (3)  SEC USE ONLY
_____________________________________________________________________________
     (4)  SOURCE OF FUNDS
                  WC
_____________________________________________________________________________
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)                        [ ]
_____________________________________________________________________________
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION        Delaware
_____________________________________________________________________________
NUMBER OF      (7)  SOLE VOTING POWER  -0-
SHARES         ______________________________________________________________
BENEFICIALLY   (8)  SHARED VOTING POWER  3,181,920 (fn1)
OWNED BY       ______________________________________________________________
EACH           (9)  SOLE DISPOSITIVE POWER  -0-
REPORTING      ______________________________________________________________
PERSON WITH    (10) SHARED DISPOSITIVE POWER  3,181,920 (fn1)
_____________________________________________________________________________
      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON          3,181,920 (fn1)
_____________________________________________________________________________
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES**                       [ ]
_____________________________________________________________________________
      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)           16.66% (fn1)
_____________________________________________________________________________
       (14)  TYPE OF REPORTING PERSON
                  OO
_____________________________________________________________________________
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!
fn(1) Upon conversion of 2,800,000 shares of Series B Cumulative Convertible Preferred Stock held by the reporting person, which are convertible into Common Stock on a 1 for 1.1364 basis, subject to adjustment.

                              Page 3 of 7 Pages


Item 1.   Security and Issuer

            This statement on Schedule 13D ("Schedule 13D") is being filed with respect to the common stock of beneficial interest, par value $.0001 per share (the "Common Stock"), of EastGroup Properties, Inc., a Maryland real estate investment trust (the "Company"), whose principal executive offices are located at 300 One Jackson Place, 188 East Capitol Street, Jackson, Mississippi 39201.


Item 2.   Identity and Background

          (a) This Schedule 13D is being filed on behalf of (i) Five Arrows Realty Securities II L.L.C., a Delaware limited liability company ("Five Arrows") and (ii) Rothschild Realty Investors IIA L.L.C., a Delaware limited liability company and sole Managing Member of Five Arrows ("Rothschild").

          The reporting entities are making a joint filing pursuant to Rule 13d-1(k) because, by reason of the relationship as described herein, they may be deemed to be a "group" within the meaning of Section 13(d)(3) with respect to acquiring, holding and disposing of shares of Common Stock.

          (b) The business address of each of the Five Arrows and Rothschild is 1251 Avenue of the Americas, New York, New York 10020.

          (c) Five Arrows is a private investment limited liability company. The principal occupation of Rothschild is acting as managing member of Five Arrows. The current Managers of Rothschild are John D. McGurck, Matthew W. Kaplan, James E. Quigley, 3rd, and D. Pike Aloian.

          (d) Neither of Five Arrows or Rothschild has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          (e) Neither Five Arrows or Rothschild has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as result of such proceeding was or is subject to a judgment decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

                              Page 4 of 7 Pages

Item 3.   Source and Amount of Funds or Other Consideration

          The source of funds for the purchases reported by Five Arrows herein was Five Arrow's capital. The total amount of funds used by Five Arrows to purchase the 2,800,000 shares of Series B Cumulative Convertible Preferred Stock (the "Preferred Stock") reported herein was $68,600,000.


Item 4.   Purpose of Transaction

          The purpose of the acquisition of the shares of Preferred Stock by Five Arrows reported herein is for investment. The acquisition of the 2,800,000 shares of Preferred Stock was made pursuant to an Investment Agreement, dated as of September 25, 1998, between the Company and Five Arrows (the "Investment Agreement").

          Five Arrows intends to review its holdings with respect to the Company on a continuing basis. Depending on Five Arrows' evaluation of the Company's business and prospects, and upon future developments (including, but not limited to, market prices of the shares of Common Stock and availability and alternative uses of funds; as well as conditions in the securities markets and general economic and industry conditions), Five Arrows may acquire other securities of the Company; sell all or a portion of its shares of Preferred Stock or other securities of the Company, now owned or hereafter acquired; provided, however, that Five Arrows has agreed that prior to September 25, 2000, it shall not sell, transfer, convey, assign, pledge or hypothecate any shares of the Preferred Stock or any shares of the Common Stock into which such Preferred Stock is convertible.

          As a result of the purchase of the shares of Preferred Stock and pursuant to the Articles Supplementary of the Charter of the Company, Five Arrows has the right to elect up to two members of the Board of Directors of the Company. Five Arrows has elected D. Pike Aloian to the Board of Directors of the Company and will elect the second member in due course.

          Other than as described above, Five Arrows has no present plans or proposals which relate to, or would result in, any of the matters enumerated in paragraphs (b) through (j), inclusive, of Item 4 of Schedule 13D. Five Arrows may, at any time and from time to time, review or reconsider its position with respect to the Company, and formulate plans or proposals with respect to any such matters.




                              Page 5 of 7 Pages

Item 5.   Interest in Securities of the Issuer

            (a) As of the close of business on December 23, 1999, Five Arrows owned, within the meaning of Rule 13d-3 under the Exchange Act, 2,800,000 shares of Preferred Stock, each of which is convertible at any time on a 1 for
1.1364 basis into Common Stock of the Company, subject to adjustment. Upon the full conversion of the 2,800,000 shares of Preferred Stock, at the initial conversion ratio, Five Arrows would own 3,181,920 shares of Common Stock, or 16.66% of the issued and outstanding shares of Common Stock (based on 15,917,917 shares of Common Stock outstanding as of November 10, 1999, as reported in the Company's Form 10-Q for the quarterly period ended September 30, 1999). Rothschild, as sole managing member of Five Arrows, may be deemed the beneficial owner of the 2,800,000 shares of Preferred Stock held by Five Arrows.

          (b) Five Arrows has the sole power to vote and dispose of the shares of Preferred Stock owned by it reported herein, which power may be exercised by Rothschild.

          (c) Five Arrows completed the purchase of the 2,800,000 shares of Preferred Stock from the Company on September 27, 1999 pursuant to the Investment Agreement. In consideration for the 2,800,000 shares of Preferred Stock, Five Arrows paid $24.50 per share for a total of $68,600,000.

     (d) Not applicable.
     (e) Not applicable.

ITEM 6.  Contracts, Arrangements, Understandings or Relationships
With Respect to Securities of the Issuer


     Pursuant to the Articles Supplementary of the Company and the terms of the Preferred Stock, Five Arrows has the right to require the Company to redeem its shares of Preferred Stock at a premium upon the occurrence of certain events. Additionally the Company has the right to redeem shares of the Preferred Stock at a premium on or after January 1, 2004. Other than as described herein, or the agreements described in the Exhibits attached hereto, there are no contracts, understandings or relationships (legal or otherwise) among the persons named in Item 2 hereof and between such persons or any person with respect to any securities of the Company, including but not limited to transfer or voting of any of the Common Stock, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

                              Page 6 of 7 Pages

ITEM 7.  Material To Be Filed As Exhibits

Exhibit Number                       Description

99.1 Joint Acquisition Statement, as required by Rule 13d-1(k) of the Securities Exchange Act of 1934.

99.2                              Investment Agreement, dated as of
                                  September 25, 1998, between the Company
                                  and Five Arrows (Incorporated by reference to the Company's Current Report on Form 8-K, filed on October 1, 1998).



                              SIGNATURE

            After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  December 27, 1999



                                    FIVE ARROWS REALTY SECURITIES II L.L.C.

                                    By:  /s/ Matthew W. Kaplan
                                         ________________________
                                         Matthew W. Kaplan
                                         Manager

                                    ROTHSCHILD REALTY INVESTORS IIA L.L.C.

                                    By:  /s/ Matthew W. Kaplan
                                         ________________________
                                         Matthew W. Kaplan
                                         Senior Vice President




                              Page 7 of 7 Pages

                               EXHIBIT 99.1

                     JOINT ACQUISITION STATEMENT
                     PURSUANT TO RULE 13D-1(k)

     The undersigned acknowledge and agree that the foregoing statement on
Schedule 13D, as amended, is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on
Schedule 13D, as amended, shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

Dated:  December 27, 1999


                                    FIVE ARROWS REALTY SECURITIES II L.L.C.

                                    By:  /s/ Matthew W. Kaplan
                                         ______________________
                                         Matthew W. Kaplan
                                         Manager

                                    ROTHSCHILD REALTY INVESTORS IIA L.L.C.

                                    By:  /s/ Matthew W. Kaplan
                                         ________________________
                                         Matthew W. Kaplan
                                         Senior Vice President





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